EXHIBIT 99.1
Descartes Announces Fiscal 2006 Second Quarter Financial Results

Net income increases 80% over previous quarter

WATERLOO, ONTARIO, September 7, 2005— The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises, today announced its financial results for the second quarter fiscal year 2006 (Q2FY06) ended July 31, 2005. All financial results referenced are unaudited, are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

As described in more detail below, key financial highlights for Descartes in Q2FY06 include:
•
Net income of $0.9 million, an increase of 80% over net income of $0.5 million in the previous quarter (Q1FY06) and significantly improved from a loss of ($22.7) million in the year-ago quarter (Q2FY05);

•	Earnings per share of $0.02, improved from earnings per share of $0.01 in Q1FY06 and a loss per share of ($0.56) in Q2FY05;
•	Revenues of $11.4 million, up from $11.3 million in Q1FY06 and up from $11.1 million in Q2FY05;
•	Gross margin of 60%, improved from 57% in Q1FY06 and from 47% in Q2FY05;
•	Positive EBITDA of $1.5 million. EBITDA is a non-GAAP financial measure described in more detail below;
•	Further reduction in days-sales-outstanding (DSOs) to 47 days, down from 52 days in Q1FY06 and down from 82 days in Q2FY05; and
•	A $2.2 million increase in net cash, cash equivalents and marketable securities since the end of Q1FY06 (excluding $27.0 million principal amount of convertible debentures repaid on June 30, 2005).

Q2FY06 Financial Results
Total revenues have steadily increased to $11.4 million for Q2FY06 from $11.3 million in Q1FY06 and $11.1 million in Q2FY05. Gross margin in Q2FY06 was 60%, increased from 57% in Q1FY06 and 47% in Q2FY05. Descartes generated net income of $0.9 million in Q2FY06, up 80% from $0.5 million in Q1FY06 and compared to a loss of ($22.7) million in Q2FY05. On a basic and fully diluted basis, earnings per share in Q2FY06 were $0.02, improved from $0.01 in Q1FY06 and compared to a loss of ($0.56) in Q2FY05.

Total expenses for Q2FY06 were $10.5 million, down from $10.8 million in Q1FY06 and down significantly from $33.8 million in Q2FY05. The reduction in expenses from the comparable quarter a year ago is principally attributable to the company’s global expense reduction initiative commenced in May 2004, which initiative resulted in $13.2 million in restructuring costs and asset impairment in the year-ago quarter.

Descartes reported positive EBITDA in Q2FY06 of $1.5 million, consistent with positive EBITDA of $1.5 million in Q1FY06, and significantly improved from an EBITDA loss of ($20.6) million in Q2FY05. EBITDA in Q1FY06 included a $0.2 million restructuring recovery and Q2FY05 EBITDA included the $13.2 million in restructuring costs and asset impairment. EBITDA is a non-GAAP financial measure

(described in more detail below) referenced to show Descartes’ progress in aligning its operating expenses to its visible and recurring revenues.

Net income in Q2FY06 and Q1FY06 included gains of $0.9 million and $0.5 million, respectively, resulting from the disposition of Descartes’ long-term investment in Ocado, a UK-based on-line grocer customer of the Company.

Descartes’ DSOs for Q2FY06 were 47 days, down five days from 52 days in Q1FY06 and down 35 days from 82 days in Q2FY05.

Descartes’ aggregate cash, cash equivalents and marketable securities at the end of Q2FY06 were $28.3 million. Excluding the $27.0 million used to repay in full all outstanding principal on the convertible debentures, Descartes’ cash, cash equivalents and marketable securities are up $2.2 million from $26.1 million at the end of Q1FY06. Significant additions to cash in the quarter were $1.3 million from operations and $3.5 million from the sale of the Company’s remaining investment in Ocado. Cash used in the quarter included an aggregate of $2.6 million for items including restructuring, the final interest payment on the convertible debentures, renewal of the Company’s directors’ and officers’ liability insurance policy, and non-recurring tax obligations.

“We have again delivered improvements in profitability, revenues, gross margin, DSOs and net cash,” said Brandon Nussey, Descartes’ CFO. “We have a solid balance sheet and have made significant advancements in delivering value to customers and shareholders.”

“Our focus on customers and on delivering superior technology has been essential to our delivery of quality financial results,” commented Arthur Mesher, Descartes’ CEO. “Our services-based model has positioned us to develop leading technology solutions, service one of the largest logistics client bases, and deliver meaningful results to our customers. With our strong balance sheet behind us, and our customer references in front of us, we believe we are well positioned for the future.”

Intention to Commence Normal Course Issuer Bid
The Company also announced today its intention to commence a normal course issuer bid, subject to obtaining the prior approval of applicable stock exchanges. If approved, the Company will be authorized to purchase, from time to time, over a period of 12 months from commencement of the normal course issuer bid, if considered advisable, up to an aggregate of approximately 3,000,000 common shares. The Board of Directors of Descartes believes that any purchases under an approved normal course issuer bid would be in the best interests of Descartes and be a desirable use of corporate funds. Any common shares purchased by Descartes pursuant to the normal course issuer bid will be cancelled.

Recent Non-Financial Announcements
▪
Chris Jones and Mark Weisberger joined Descartes in May as Executive Vice-President, Solutions & Markets, and Executive Vice President, Field Operations, respectively. Jones joins Descartes with over 20 years of experience in the enterprise applications and supply chain markets. In his most recent position, Jones was Senior Vice President in Aberdeen Group's Value Chain Research division. Weisberger, an enterprise software industry veteran with over 20 years of field operations experience, spent over 12 years in various sales roles at Dun & Bradstreet Software, Inc. before assuming senior sales and general management responsibilities for OnDisplay, Inc., Vignette Corporation and then Softface, Inc.;

▪	In June 2005, the Company announced that resellers in Brazil, Spain, South Africa and Mexico were successfully deploying and selling the Company’s delivery and transportation management solutions;

▪
Descartes announced in June 2005 that Samsung Electronics Logitech and Tomra Recycling were using the Company’s delivery management solutions and that Meridian IQ was using ocean services on Descartes’Global Logistics Network™;

▪
In August 2005, Descartes announced the launch of several new core components and enhanced delivery management solutions based upon its Logistics Network Operating System (LNOS) architecture. The announced new core components for Descartes’Delivery Management™ suite were two performance management components, Reporting Services™ and KPI Metrics™; and an automatic vehicle location (AVL) solution, Monitor™. Descartes also announced new services on the Global Logistics Network including Local Haulage™, Multimodal Track & Trace™ and Rate Builder™; and

▪
Also in August 2005, Descartes announced the commencement of an educational webcast series designed to teach its customers how to more efficiently and effectively manage the movement of goods across the supply chain using the latest Descartes solutions. Further information on the webcast series can be found at www.descartes.com/events/descartesdelivers.

Conference Call
Company management will discuss these results, business prospects, and future expectations in a live conference call and audio webcast with the financial community at 8 a.m. ET today, September 7, 2005. Interested parties may listen to the audio webcast via the Descartes website at http://www.descartes.com/investors, or can dial in to the conference call at 800-818-5264 or 913-981-4910. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting reservation number 4227580. An archived replay of the webcast will also be available through the Descartes Web site at http://www.descartes.com/investors.

About Descartes
The Descartes Systems Group Inc. is a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Safe Harbor Statement
This release contains forward-looking statements that relate to the positioning of Descartes to deliver results and enhance its performance, progress in aligning operating expenses to revenues, the intention to commence a normal course issuer bid for the Company’s common shares, and other matters. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the Company’s ability to continue to align operating expenses to visible and recurring revenues; the ability to achieve additional cost reductions on a timely basis; the approval of the normal course issuer bid by applicable stock exchanges; the trading price of the Company’s common shares and the availability of financial resources to the Company at the time of any proposed purchase of the Company’s common shares; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; and other factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

Reconciliation of Non-GAAP Financial Measure

EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company. The term "EBITDA" refers to a financial measure that is defined as earnings before interest (represented as Other income (expense) on the Consolidated Statements of Operations), taxes, depreciation and amortization. However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income (loss) determined in accordance with GAAP. We have presented EBITDA to provide additional information with respect to Descartes’ current operating performance and, in particular, Descartes’ progress in aligning its operating expenses to its visible and recurring revenues. The table below reconciles EBITDA to net income (loss) reported in our unaudited Consolidated Statements of Operations for Q2FY06, Q1FY06, and Q2FY05, which we believe is the most directly comparable GAAP measure. EBITDA for Q1FY06 includes a $0.2 million restructuring recovery and EBITDA for Q2FY05 includes $13.2 million in restructuring costs and asset impairment.

(US dollars in millions)	Quarter ended	Quarter ended	Quarter ended
	July 31, 2005	April 30, 2005	July 31, 2004

Net income (loss), as reported on Consolidated Statements of Operations	0.9	0.5	(22.7)
Adjustments to reconcile to EBITDA:
Other expense (income)	(0.8)	(0.3)	0.4
Income tax expense	—	—	0.1
Depreciation expense	0.5	0.5	0.5
Amortization of intangible assets and deferred compensation; impairment of goodwill	0.9	0.8	1.1
EBITDA	1.5	1.5	(20.6)

Contact Information:
Mary Meldrum
Tel: (519) 746-6114, ext. 2577
pr@descartes.com

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS; US GAAP; JULY 31 DATA UNAUDITED)

	July 31,	January 31,
	2005	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	24,322	17,220
Marketable securities	4,011	31,534
Accounts receivable
Trade	5,973	7,097
Other	917	1,008
Prepaid expenses and other	1,215	1,325
	36,438	58,184
CAPITAL ASSETS	6,069	6,966
LONG-TERM INVESTMENT	—	3,300
INTANGIBLE ASSETS	2,679	4,122
	45,186	72,572

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	1,653	1,805
Accrued liabilities	3,616	5,429
Deferred revenue	3,305	2,605
Convertible debentures	—	26,995
	8,574	36,834

SHAREHOLDERS' EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding totaled 40,705,811 at July 31, 2005 and January 31, 2005	—	364,907
Additional paid-in capital	446,565	81,658
Unearned deferred compensation	(125)	(193)
Accumulated other comprehensive income (loss)	(495)	93
Accumulated deficit	(409,333)	(410,727)
	36,612	35,738
	45,186	72,572

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2005	2004	2005	2004
REVENUES	11,428	11,065	22,734	24,321
COST OF REVENUES	4,599	5,892	9,415	11,357
GROSS MARGIN	6,829	5,173	13,319	12,964
EXPENSES
Sales and marketing	2,095	5,705	4,218	13,778
Research and development	1,679	2,844	3,323	6,634
General and administrative	2,142	4,714	4,124	9,632
Amortization of intangible assets	665	1,005	1,443	2,131
Impairment of goodwill	100	—	100	18,038
Restructuring costs and asset impairment	—	13,154	(221)	13,708
	6,681	27,422	12,987	63,921
INCOME (LOSS) FROM OPERATIONS	148	(22,249)	332	(50,957)
OTHER INCOME (EXPENSE)
Interest expense	(286)	(439)	(699)	(874)
Investment income	123	50	349	296
Gain on sale of long-term investment	945	—	1,420	—
	782	(389)	1,070	(578)
INCOME (LOSS) BEFORE INCOME TAXES	930	(22,638)	1,402	(51,535)
INCOME TAX EXPENSE - CURRENT	(1)	(61)	(8)	(107)
NET INCOME (LOSS)	929	(22,699)	1,394	(51,642)
EARNINGS (LOSS) PER SHARE
Basic and diluted	0.02	(0.56)	0.03	(1.27)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	40,706	40,706	40,706	40,706
Diluted	41,653	40,706	41,486	40,706

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
OPERATING ACTIVITIES	2005	2004	2005	2004
Net income (loss)	929	(22,699)	1,394	(51,642)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	507	508	1,023	1,118
Amortization of intangible assets	665	1,005	1,443	2,131
Impairment of goodwill	100	—	100	18,038
Write-off of redundant assets	—	5,770	—	5,770
Amortization of convertible debenture costs	43	64	107	128
Amortization of deferred compensation	34	34	68	69
Gain on sale of long-term investment	(945)	—	(1,420)	—
Changes in operating assets and liabilities:
Accounts receivable
Trade	598	2,790	1,124	2,943
Other	149	80	91	1,185
Prepaid expenses and deferred charges	(279)	548	3	763
Accounts payable	(369)	(1,215)	(152)	(2,883)
Accrued liabilities	(2,067)	3,631	(2,401)	5,055
Deferred revenue	(542)	(613)	700	(337)
Cash provided by (used in) operating activities	(1,177)	(10,097)	2,080	(17,662)
INVESTING ACTIVITIES
Maturities of marketable securities	21,549	14,905	26,537	18,024
Sale of marketable securities	10,000	3,075	10,000	8,198
Purchase of marketable securities	(4,017)	(8,940)	(9,014)	(8,940)
Additions to capital assets	(18)	(96)	(126)	(967)
Sale of long-term investment	3,521	—	4,720	—
Acquisition of subsidiary	(100)	—	(100)	—
Cash provided by investing activities	30,935	8,944	32,017	16,315
FINANCING ACTIVITIES
Repayment of convertible debentures	(26,995)	—	(26,995)	—
Cash used in financing activities	(26,995)	—	(26,995)	—
Increase (decrease) in cash and cash equivalents	2,763	(1,153)	7,102	(1,347)
Cash and cash equivalents at beginning of period	21,559	12,993	17,220	13,187
Cash and cash equivalents at end of period	24,322	11,840	24,322	11,840